Exhibit 4
Code of Conduct
July 2008
“Creating a Better World through Innovative Energy Solutions”

Westport Code of Conduct

Letter from the CEO	3

Westport Code of Conduct	4

Introduction	4

Our Commitment to Ethical and Legal Conduct	4
Application of the Code	5

Westport’s Responsibilities To Its Stakeholders	5

Shareholders	6
Employees	6
Customers	6
Partners and Suppliers	6
Governments	6
Communities and the Environment	7

Employment Policies	7

A Discrimination- and Harassment-Free Workplace	7
Safety and Respect for the Environment	8
Promotion of the Health and Well Being of Employees	8
Open Communications	9
Employment Abroad	9

Business Policies	9

Integrity of Books and Records	9
Protecting and Managing Westport Assets	9
Competitive Business Practices	10
Communication with Media and Other Outsiders	10
Internal Controls and the Authority to Make Westport Commitments	10
Financial Management	11

Conflicts of Interest	11

Use of Position	11
Accepting and Giving Gifts and Benefits	12
Other Business or Employment	12
Community Involvement	13

Confidentiality and Privacy	13

Confidential Information	13
Personal Information	14
Patents and Other Intellectual Property	14
Insider Trading and Other Securities Issues	14

Monitoring and Enforcing This Code	15

Waivers of This Code	15

SCHEDULE A: Westport Compliance Certificate	16

Westport Code of Conduct	July 2008

Letter from the CEO
Dear Fellow Westporter,
When a small group of UBC engineers headed by Dr. Phil Hill founded Westport on April 1, 1996, they built into the company certain values that make us what we are today. Those values are: a passion for technology and innovation, a strong sense of teamwork, the belief that individuals and corporations can make real contributions to society, and above all, that everything we do must be guided by personal integrity and ethical behavior. Each one of us is a representative of Westport. How we conduct ourselves and interact with each other, customers, shareholders, suppliers and government and other regulatory agencies is a reflection on who we are as individuals and who we are as a company.
Westport’s Code of Conduct is not meant to be a document that is read once and then put away for another year. It is intended to encapsulate our shared values and be an expression of each Westporter’s personal commitment to uphold those values. It provides guidelines for making everyday business decisions that not only comply with all legal and regulatory requirements, but also inspires trust and respect from our partners and stakeholders. This document also serves as a benchmark for holding each other and ourselves accountable.
I do not need to tell Westporters how to behave. However, I am asking you to read and commit to our Code of Conduct and to be responsible for upholding our values. Only by doing that, can we fully realize our potential to change the world.
David Demers
Chief Executive Officer

Westport Code of Conduct	July 2008

Westport Code of Conduct
Introduction
The integrity and good judgment of our people is the foundation of Westport’s business success. What follows are general principles by which we can judge our day-to-day business conduct. We believe that these principles reflect what we are doing today, and that their application is self-evident. These form the ethical foundation on which we base our decisions and actions as individuals and as a complete organization.
Our Commitment to Ethical and Legal Conduct
At Westport, we expect all members of our organization to act in a clear ethical manner and to comply with all applicable laws and regulations at all times. Westport’s Code of Conduct (“Code”) does not alter that basic assumption in any way.
We will conduct our business with honesty, integrity and fairness at all times. This Code is designed to deter wrongdoing and to promote:
•	honest and ethical conduct, including the ethical handling of actual or apparent conflicts of interest between personal and professional relationships;
•
full, fair, accurate, timely and understandable disclosure in reports and documents that Westport files with, or submits to, the applicable securities regulatory authorities and other public communications made by Westport;

•	compliance with applicable governmental laws, rules and regulations;
•	the prompt internal reporting of Code violations to an appropriate person or persons identified in the Code; and
•	accountability for adherence to the Code.
This Code details some specific situations where further guidance may be appropriate. This Code does not provide answers for every situation or possible ‘grey areas’ or dilemmas we may confront. It does, however, provide substantial guidance on acceptable business conduct and individual behavior for various ethical and legal issues. In almost all circumstances, we should be able to make the right decision by answering the following questions:
•	Is what we are proposing to do legal?
•	Is it right?
•	Is it fair?

Westport Code of Conduct	July 2008

•	Is it consistent with our mission and values?
•	Could I clearly explain my decision to all stakeholders with pride?
•	Would I feel proud if my actions were described in public print?
This Code also provides the basis for a number of our other corporate policies, such as our Intellectual Property, Disclosure, Insider Trading, Expense, Information Technology and Harassment policies, which are described in more detail on our employee intranet. These additional policies form part of this Code of Conduct and should be read in conjunction with the Code. This Code does not attempt to summarize all laws, rules and regulations applicable to Westport or its business. Please consult with our Corporate Counsel if you have questions on specific laws, rules and regulations that you think may be applicable to Westport or its business.
Application of the Code of Conduct
This Code applies to everyone in our organization, including our directors, officers, employees, contractors and agents (“Westporters”). This Code also applies to any Westporter working in a Westport subsidiary company or joint venture. It is our duty to ensure that everyone stays in compliance and, if there is a breach, it is immediately corrected.
An up-to-date copy of the Code is available on the employee intranet. Once a year, everyone in the Westport organization will certify that they have read, understood and agreed to comply with the Code.
Every Westporter is responsible for ensuring the Code is followed at all times and is obligated to bring any concerns or suspected breaches forward to their manager or to a senior officer of Westport. An Ethics Hotline available via the employee intranet and the internet has also been established to allow concerns to be voiced anonymously. Team leaders and other managers are also responsible for ensuring that this Code is understood and followed by all employees, contractors and agents for whom they are directly or indirectly responsible.
Westport’s Responsibilities To Its Stakeholders
Westport’s stakeholders include our shareholders, employees, partners, customers, suppliers, governments, local communities and the environment in which Westport operates.
All members of our organization are required to conduct themselves honestly, in good faith and with Westport’s best interests in mind.

Westport Code of Conduct	July 2008

Shareholders
Our primary obligation to shareholders is to preserve and enhance the value of their investment in Westport, in other words, to maximize shareholder value. Westport recognizes that effectively managing stakeholder relationships significantly contributes to enhancing shareholder value.
However, this commitment to enhancing shareholder value does not mean that illegal, unsafe or unethical acts will ever be condoned or justified on the grounds of the pursuit of profit; nor does it mean that other stakeholders will have their legitimate interests harmed.
Employees
Westport and Westporters respect the individuality, dignity and worth of every Westporter and seek to foster a work environment that encourages, recognizes, and rewards each individual’s creativity and productivity. Westport undertakes to: (i) provide a safe and healthy workplace; (ii) create and maintain a work and business environment that is free from discrimination and harassment; (iii) communicate in a forthright and timely manner information material to its employees; and (iv) respect employee privacy, including the right to have personal information treated as confidential.
Customers
Westporters are personally committed to satisfying Westport customers by supplying products that meet or exceed our customers’ expectations in terms of product quality, value, utility and safety. It is our objective to perform all our business activities with a dedication to quality and safety, including the quality of the products we offer and the quality of our services to our customers.
Partners and Suppliers
Westport will treat its partners and suppliers with respect and integrity. When contracting with a partner or supplier, Westporter’s will act objectively and fairly and will avoid even the appearance of impropriety or conflict of interest. Of course, we will always seek to obtain the best value for Westport on the basis of price, quality and service. In any situation where there may be the appearance of impropriety, it is the duty of the Westporter to bring the matter to the attention of his or her immediate supervisor or senior officer as soon as reasonably possible.
Governments
Westport and each of its members are committed to deal openly and honestly with each governmental agency that has responsibility or interest in Westport’s business and other affairs.

Westport Code of Conduct	July 2008

Communities and the Environment
As a responsible corporate citizen, we acknowledge that our role is to contribute positively to the communities in which we operate. While compliance with all applicable laws and regulations forms the foundation of this commitment, we recognize there is always the potential to minimize the environmental impact of our operations and/or products by going above and beyond legal requirements. Employees are expected to help identify or report those activities that may adversely affect the environment or our neighbors. All community inquiries or complaints will be investigated and responded to in a timely manner.
Employment Policies
Westport is committed to the principles of equality and rewarding excellence according to one’s demonstrated ability and potential. We want to maintain our high levels of employee motivation and commitment and our reputation as a great place to work. Our work environment is based on all Westporters demonstrating mutual trust, respect and concern for the safety and well being of all Westporters.
The basic principles we follow are:
•	Discrimination- and harassment-free work environment
•	Safety and respect for the environment
•	Promotion of the health and well being of employees
•	Open communications
A Discrimination- and Harassment-Free Workplace
Westport will maintain a working environment that provides equal opportunity and one that is free from discrimination and harassment on the grounds of age, race, colour, religion, creed, gender, nationality, ethnicity, place of origin, citizenship, language, political belief, marital or family status, pregnancy, sexual orientation, disability or any other prohibited ground of discrimination or harassment.
Discrimination may be defined as any distinction in intent or effect that is based on these prohibited grounds. Discrimination has the effect of imposing burdens or disadvantages on an individual or group that are not imposed on others, or withholding benefits or advantages that are available to others.

Westport Code of Conduct	July 2008

Harassment is a type of discrimination and can take many forms (verbal, written, oral, electronic, or physical), but generally involves unwelcome conduct that is insulting, demeaning, malicious, or offensive in the view of the recipient. Westport employees have the right to have their dignity as human beings respected and to work in an environment free from harassment. Examples of harassment may include unwelcome remarks, jokes, nicknames, racial or ethnic slurs or stereotypes, or taunting linked to prohibited grounds and which undermine self-respect or adversely affect performance or working conditions.
Westport will take very seriously any allegations of discrimination or harassment. A more detailed description of our Discrimination and Harassment policy as well as the investigation and discipline process to be followed can be found on the employee intranet. If a person knows, or ought reasonably to have known, that discrimination or harassment may have occurred and fails to take appropriate action, the person or group that has condoned the discrimination or harassment, as well as the alleged perpetrator, may be subject to discipline, up to and including termination.
Safety and Respect for the Environment
Westport is committed to the health and safety of our employees and the public, the protection of the environment and the safe design and operation of our facilities and products. All Westporters are expected to work safely in accordance with established policies and procedures, report hazards or deficiencies that could contribute to an incident, stop or seek clarification for activities/tasks that may be unsafe and make suggestions to improve workplace safety. Detailed safety and environmental procedures are in place and all Westporter’s are required to learn the applicable procedures and adhere to them. If in doubt, the Safety Officer should be consulted. Violations of our safety and environmental policies will result in disciplinary action being taken, up to and including termination.
Promotion of the Health and Well Being of Employees
Although we need to respect the privacy of our employees, in some circumstances it is both appropriate and expected that we will intervene in situations that are potentially damaging to the employee or people who work with them. In all circumstances, the Human Resources Officer should be consulted.
A workplace that is safe and free of any and all threats of violence or acts of violence is paramount to Westport. There will be zero tolerance for any kind of workplace violence or threat of violence. It is the responsibility of Westporters to be aware of what is going on around them and to report immediately to his or her supervisor or to Human Resources any act of violence or the threat of any violence that might endanger the safety of a Westporter.

Westport Code of Conduct	July 2008

Open Communications
All Westporters have the right to present any concerns or complaints, or simply to put questions, directly to senior management of Westport. Working together in an atmosphere of trust, respect and understanding is important if we are to maintain a productive work environment. We encourage all Westporters to speak up if clarification of an issue is needed, to make suggestions on how we can improve, or to report a problem. Anyone can go directly to any senior manager, including the CEO. No one will face retaliation or discipline for raising what they believe is an honest issue or concern.
Employment Abroad
As our operations and partnerships expand internationally, Westport is committed to respect of all fundamental and universally recognized human rights based on accepted international laws and practices such as those set out in the United Nations Universal Declaration of Human Rights and by the International Labour Organization.
Business Policies
Integrity of Books and Records
Every transaction between Westport and its stakeholders must be evidenced by the appropriate legal, accounting and supporting documents and reflected in Westport’s books promptly, accurately and completely. No asset, liability or transaction is ever to be concealed from management, internal or external auditors or other persons, including governmental, regulatory and tax authorities. Any deception or other improper circumvention of generally accepted accounting standards is also prohibited.
All members of Westport are encouraged to question and report any transactions that appear to be contrary to these established policies.
Protecting and Managing Westport Assets
It is the obligation of all Westporters to protect and preserve Westport’s assets and resources, including both physical and non-physical assets. Physical assets include, but are not limited to: electronic email, computer systems, vehicles, facilities and their infrastructure, equipment, materials, and corporate credit cards. Any use of these assets for purposes other than the discharge of Westport business or for pre-approved incidental purposes is prohibited.

Westport Code of Conduct	July 2008

Non-physical assets are the result of the hard work of Westporters and give us a competitive advantage in the marketplace. They include our confidential information, which can include unpublished technical reports, customer lists and other original compilations of information, business strategies and other management and business information, as well as intellectual property such as our know-how, our manufacturing processes and specifications, and our other trade secrets, our unpublished patent applications, and our patent and trademark strategies. Confidential information does not include information that we have disclosed publicly. It is the responsibility of all Westporters to know which information is confidential and to protect these assets by not disclosing or distributing any information that is confidential unless authorized by a Westport officer and not until after following all necessary safeguards for protecting that information.
Upon leaving Westport, a Westporter must return all Westport property. Former Westporters have an ongoing obligation to maintain the confidentiality of information that is confidential to Westport. Westport retains ownership of any intellectual property created by a Westporter while employed by Westport.
Competitive Business Practices
Westport and each of its affiliates will compete vigorously and fairly in the marketplace on the basis of price, quality, and service in accordance with the letter and spirit of competition laws.
Westporters will not belittle competitors. Information about a competitor’s technological developments or market activities must be acquired only through legal and ethical means. To acquire or divulge confidential information by inappropriate means is a breach of duty that can expose the discloser and Westport to significant legal liability.
Communication with Media and Other Outsiders
Only certain people within Westport are authorized to speak on Westport’s behalf to the media or to outside agencies such as governments or the investment community. It is every Westporter’s responsibility to read and understand Westport’s Disclosure Policy, which can found on the employee intranet. All inquiries for information should be referred to our Investor Relations and Communications Group.
Internal Controls and the Authority to Make Westport Commitments
Westport’s legal and accounting systems and contracting, business and operational processes are designed to protect its assets and provide the appropriate controls needed to run the business. Bypassing these internal controls, making business commitments on behalf of Westport outside of these processes, and engaging in unauthorized business activities is strictly prohibited. Commitments to enter into any business arrangement, including contracts to provide services or to spend funds, must be approved by a company officer, unless the approval authority has been specifically delegated in writing. All Westport commitments must also have visibility to Westport’s Finance and Legal departments to ensure the accuracy of our financial books and records.

Westport Code of Conduct	July 2008

Financial Management
Westport requires ethical conduct in the practice of financial management and any and all activities that impact on the financial results of Westport from all Westporters. Certain Westporters hold important roles in corporate governance and financial reporting. They are uniquely positioned and empowered to ensure that Westport’s and its stockholders’ interests are appropriately balanced, protected and preserved. Such Westporters will provide full, fair, accurate, complete, objective, and timely financial disclosures in documents filed or submitted to the securities regulatory authorities, any other government agency or self-regulatory organization, or used in public communications.
Conflicts of Interest
Westporters must act in the best interests of Westport at all times. A conflict of interest arises when a Westporter must choose between Westport’s best interests and his or her own. Westporters must not engage in, or give the appearance of engaging in, an activity involving a conflict, or reasonably foreseeable conflict, between personal interests and those of Westport.
Certain situations of conflict of interest are clear and unambiguous. It is impossible to list all of the ways in which conflicts may arise and to identify the best way of handling each one, until the matter has arisen.
Whenever there is a conflict, possible conflict or possible perception of conflict of interest, however, Westporters must, as soon as possible, disclose this to their manager or to a Westport senior officer and take appropriate actions to ensure that the conflict, possible conflict or possible perception of conflict does not result in improper behaviour. Some situations may result in both you and your supervisor being involved in the conflict and, in such situations, the disclosure and discussion regarding the handling of the matter should move up the reporting structure until someone is involved who does not have such conflict.
Use of Position
Westporters must not take personal advantage of or gain from business or personal opportunities that are presented or discovered as a result of their position with Westport or through the use of corporate information, resources, property, or misrepresentation of their position or Westport. Westporters will not use their position to obtain or provide inappropriate benefits or opportunities for financial gain to family members, business associates or friends. This action will result in disciplinary action being taken, up to and including termination.

Westport Code of Conduct	July 2008

Accepting and Giving Gifts and Benefits
Accepting money, gifts or other benefits from customers, suppliers and others to influence your decision is not acceptable and Westporters must immediately report incidents of offers of money, gifts or other benefits to their manager or a Westport senior officer. Some gifts or benefits or tokens of nominal value are acceptable with the normal exchange of hospitality between persons doing business together or exchanged as part of protocol, provided that there is no suggestion that this benefit could affect your judgment or the proper performance of your duties. Westporters should consider the circumstances, timing, and nature of the gift when deciding whether it is appropriate. When in doubt, seek the opinion of your supervisor or an impartial manager.
Westport does not allow the giving of gifts, favours, personal advantages, loans or benefits of any kind to current or potential suppliers, customers, partners or government agencies (or their employees), other than gifts of nominal value with the normal exchange of hospitality between persons doing business together or exchanged as part of protocol. Any gift in this situation from Westport requires pre-approval from your manager and must be of a nominal nature within generally accepted business practices.  Under no circumstances, will bribes or gifts of cash be tolerated.
Other Business or Employment
A Westporter having an outside business, employment or other interest that interferes with the ability to perform his or her Westport duties could have a conflict of interest. In such a case, the individual must fully disclose his or her activities in such outside activity, and obtain prior written approval from an objective supervisor before engaging in the disclosed activities.
We respect the rights of Westporter’s to manage their own financial affairs and investments. However, potential conflicts may arise if one holds a financial stake in a competitor, supplier or customer. Disclosure of this interest to a senior officer of Westport should be made as soon as this situation first arises.
Conducting non-Westport business on Westport time or using Westport facilities, resources or equipment for personal gain without prior disclosure to and approval from an objective senior officer is strictly prohibited.

Westport Code of Conduct	July 2008

A conflict of interest arising from other business and employment can be grounds for dismissal if such conduct has not been pre-approved in writing by a senior officer.
Community Involvement
Westport encourages community and charitable activities, which could include elected or appointed and paid or voluntary participation in public or civic affairs. However, these outside activities should not result in inferior job performance, unapproved time away from work, or conflicts of interest. Conflicts of interest may arise, for example, when a Westporter is campaigning, donating, or running for office, or is participating or associating with an outside entity, and may be seen by some to be acting or speaking on behalf of Westport during this participation. Conflicts may also occur when a Westporter’s independent judgment is, or is seen to be, compromised as a result of this or other forms of outside participation. Consequently, if such activities give rise to a perceived conflict of interest or other difficulties mentioned above, Westporters are required to obtain approval from a senior officer before engaging in such participation or association.
Confidentiality and Privacy
Westport respects the privacy rights and right to security of information of all stakeholders, including employees, partners, customers and suppliers. Westport preserves confidential and/or personal information, ensuring proper access and use of such information only for Westport’s legitimate business purposes.
Confidential Information
Westporters have access to corporate information – both ours and that of our partners — that is sensitive, confidential and extremely valuable. This information includes customer information, company strategies, financial and competitive information, and other forms of confidential or non-public information, including intellectual property such as technical know-how and processes and other trade secrets. The unauthorized release of these types of information is potentially very harmful to Westport and its stakeholders. In some cases disclosure is illegal. Westporters must therefore use extreme care when dealing with confidential or sensitive information. Unless otherwise authorized by Westport’s Corporate Counsel or a senior officer of the company, such information shall not be released to anyone outside Westport who is not authorized or legally entitled to receive it. We must take all practical measures required to preserve the confidentiality of such information.
A more formal policy guideline is available on the employee intranet.

Westport Code of Conduct	July 2008

Personal Information
Westport will not collect any personal information from our employees, directors, contractors, partners, customers and suppliers without explaining the purpose for collecting the information and then obtaining consent from the individual giving the information to use it for the specified purpose. Westport will destroy personal information that is no longer needed for the purpose for which it was collected. Westport will take reasonable steps to ensure that personal information is accurate and complete. Westport’s designated Privacy Officers are responsible for ensuring Westport’s compliance with privacy laws. Individuals can verify the accuracy of their own personal information that has been collected by Westport by contacting one of Westport’s Privacy Officers. Westport has security procedures in place for safeguarding all personal information that it collects.
A more formal policy guideline is available on the employee intranet.
Patents and Other Intellectual Property
We must protect our intellectual property, including confidential information about unpublished patent applications, trade secrets, know-how, and other confidential information in our knowledge base that is valuable to our business. If we fail to protect our intellectual property, our shareholders’ value in Westport could be greatly damaged.
Intellectual property created by Westporters while employed by Westport is the property of Westport, including intellectual property created during non-business hours, if the intellectual property relates to Westport’s technology or business.
Insider Trading and Other Securities Issues
Westporters must not personally exploit any financial opportunity on the basis of any confidential information derived by reason of being an employee or contractor of Westport. This includes trading in Westport shares or any other company’s securities. It is every Westporter’s responsibility to read and understand Westport’s Trading Policy, which can found on the employee intranet.
By law, no person or entity is permitted to trade securities of Westport or of any other company when they have undisclosed material information about that company that could, if disclosed, have an effect on the market price of those securities. Westporters must not disclose such information to any non-Westporter, including members of their family and friends. Such actions are very serious offences and anyone who becomes aware of any leak of confidential information must report this immediately to Westport’s Corporate Counsel. Securities and other legislation in Canada and the United States, including the Canadian Criminal Code, provide for imprisonment and very large fines in cases of a breach of these rules.

Westport Code of Conduct	July 2008

Monitoring and Enforcing This Code
Compliance with the letter and the spirit of this Code is a condition of employment for all Westporters. Contravention of this Code may result in disciplinary action that could include dismissal or termination of the contractual relationship. For more serious breaches, civil action on behalf of Westport, and possible criminal prosecution by the appropriate authorities, may follow.
If a Westporter is unsure about the ethical aspect of any Westport decision or transaction, including specific issues of interpretation or clarification of anything contained in this Code, or is concerned about potential breaches of this Code, the Westporter is required to discuss the matter, before acting, with his or her immediate supervisor. If that is not possible or appropriate in the circumstances, then the Westporter is required to pursue the matter with a senior officer of Westport or send an e-mail describing his or her concern through the Ethics Hotline accessible through the employee intranet. If the issue is especially sensitive, it should be discussed directly with Westport’s CEO or Corporate Counsel.
All information provided will be maintained in confidence to the fullest extent possible. No retaliatory action will be taken against any Westporter for refusing to participate in a breach or an apparent breach of the Code, or for disclosing ethical problems to an appropriate Westport officer or other Westporter.
Waivers of This Code
Any waivers of this Code for the benefit of directors or executive officers must be approved by Westport’s board of directors.and must be disclosed in the appropriate filings with the applicable securities regulatory autrhorities.

Westport Code of Conduct	July 2008

SCHEDULE A: Westport Compliance Certificate
I have read the Westport Code of Conduct, the Disclosure Policy, and the Insider Trading Policy, in their entirety, and I understand and agree to comply with said policies.
I am aware of where I can find Westport’s additional corporate policies listed within this Code. I agree to take it upon myself to read them and agree to comply with them.
I promise to act in an ethical manner, in compliance with all applicable laws and regulations, and with honesty, integrity and fairness at all times.
I agree that I am responsible for complying with this Code and I understand that I am expected to take all necessary and reasonable steps to ensure that this Code is followed and complied with.
If I become aware of a breach of this Code, I will promptly bring my concerns forward to a senior officer of Westport.
(Signed)
Date

Westport Code of Conduct	July 2008